Atna Reports First Quarter Results

Vancouver, B.C. (May 15, 2007) Atna Resources Ltd.(ATN:TSX) is pleased to release its interim consolidated financial statements, prepared without audit, for the three months ending March 31, 2007, and the Management’s Discussion and Analysis (“MD&A”) dated May 10, 2007.  The following is a summary of the information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website at http://www.atna.com/s/FinancialStatements.asp. and on the SEDAR website at http://www.sedar.com.

Highlights

•	Pinson Property: no significant work by Pinson Mining Company (Barrick).
•	Beowawe Property: a 6,000 foot drilling program commenced in late March.
•	Clover Property: Meridian Minerals plans drilling to commence later in 2007.
•	Jarbidge Property: drilling to begin in June.
•	Cachinal Property, Chile: significant silver mineralization discovered adjacent to Atna claims.

Results of Operations

The Company incurred acquisition and exploration expenditures of $232,760 (2006 - $1,386,407) of which $54,086 (2006 – $1,744) were attributed to the Jarbidge project, $94,882 (2006 – Nil) attributed to the Clover project, $23,496 (2006 - $1,370,183) attributed to the Pinson project and $60,296 (2006 - $14,480) attributed to other projects.  The Company received recoveries of $40,859 on the Clover project (2006 – $69,993 recovered on the Beowawe project).  The Company had no write-offs (2006 - $136,015).

General and administrative expenses of $888,949 (2006 - $1,039,524) represented a decrease of $150,575 over the previous period.  General and administrative expenses of note included an increase in investor relations of $31,449; an increase in exploration and business development of $57,401 as a result of the Company’s focus on growth opportunities through the evaluation of properties and companies with the potential to add value through mergers or acquisitions; a decrease in wages and benefits of $123,682 as a result of a reduction in the amount of the bonus and salary increases; and a decrease in stock-based compensation, a non-cash item, of $141,929.

Investment and miscellaneous income of $179,727 (2006 - $134,691) represented an increase of $45,036 over the previous period which was as a result of the investment of a certain portion of the funds in longer term financial instruments.

Outlook

Atna plans to drill 16,000 to 20,000 feet on the Jarbidge and Beowawe properties during the upcoming field season.  Additional footage is allocated for other projects.  Atna’s joint venture partner at Clover, Meridian Gold, is expected to begin a significant round of drilling in the third quarter after completing its surface target mapping.  Atna remains well funded and will continue to build its portfolio of exploration projects in the Great Basin throughout the field season.

Atna has had some discussion with Pinson Mining Company (PMC) about the possibility of regaining its position as Operator of the Pinson project to enable accelerating the work program.  PMC continues to consider its alternatives.  To the present time, PMC has spent less than $1 million to advance exploration and development of the property.  PMC may spend $30 million to explore and develop the property prior to April 6, 2009 in order to earn back to a total interest of 70% in the project; if PMC fails to spend the required amount during the allotted time, Atna would resume control as Operator and ownership would remain 70% Atna – 30% PMC in a joint venture structure.

For further information and the forward looking statement,
please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist
Tel: (604) 684-2285, E-mail: kjohnston@atna.com